EXHIBIT 4.10.2

Amendment No. 2
to License No. 6038 (registration series A 002831)
dated March 7, 1997

To add an additional clause to the Conditions for Carrying Out Activities Under License No. 6038 to read as follows:

“The Licensee shall allow the subscribers of the GSM-900 cellular network deployed in the Republic of Belarus to use the services of SPS-900 network created by the Licensee. Interaction of the newly-created network with the GSM-900 network of the Republic of Belarus shall be effected by the Licensee pursuant to the requirements of the Administration of Communications of the Russian Federation”.

First Deputy Chairman of the State Committee on Communications and Information of the Russian Federation	[Signature]	N. S. Marder

June 05, 1998

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	N. M. Popov

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